SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 179th Board of Directors’ Meeting” dated on May 19, 2010.

Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail:ncarmo@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; May 20, 2010) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 179th Board of Directors’ meeting held on May 19, 2010:

1. DATE, TIME AND VENUE: May 19, 2010, at 12:30 (Brasília time), especially held in Madrid – Spain located at Ronda de la Comunicacion, Edifício Central, Planta 1.

2. ATTENDANCE: Antonio Carlos Valente da Silva, Chairman of the Board and Fabiane Reschke representing the Secretary of the Company’s Board of Directors.

3. ATTENDEES: Attended the meeting the Board members that signs this minute, verifying the quorum according to the Company’s Bylaws. The Vice-President of the Board of Directors, Jose Maria Alvarez-Pallete Lopez, delegated your vote to the Chairman of the Board of Directors Antonio Carlos Valente da Silva. The Counselor Miguel Angel Gutiérrez Méndez participated by conference call from Buenos Aires and the Counselor Luiz Fernando Furlan, participated by conference call from São Paulo.

4. EXHIBITIONS AND DELIBERATIONS:

4.1. Election of the Company’s Executive Board for a New Tenure: After hearing the Committee for Nominations, Compensation and Corporate Governance, the Board of Directors decided to renew the mandate of the current Executive Board, reelecting, as follow, the actual Executive Board for the mandate which begins in this date and it will end on the date of the first meeting of Board of Directors held after the Ordinary General Shareholders´ Meeting of the year 2013: (a) President: Antonio Carlos Valente da Silva, Brazilian, married, Electrical engineer, bearer of the ID CREA RJ #31.547-D, enrolled with Taxpayer’s ID #371.560.557-04; (b) General Director of Fixed Telephony: Mariano Sebastian de Beer, Argentine, married, Business Administrator, bearer of the foreign ID RNE #V-187879-Z, enrolled with Taxpayer’s ID #214.062.628-11; (c) Director of Finance and Investor Relations: Gilmar Roberto Pereira Camurra, Brazilian, married, Business Administrator, bearer of the ID #7.990.926-7 SSP/SP, enrolled with Taxpayer’s ID #810.374.908-78; and (d) General Secretary: Gustavo Fleichman, Brazilian, divorced, Lawyer, bearer of the ID #19.661.903, enrolled with Taxpayer’s ID #784.792.077-87 and OAB/SP #86.434, all of them residents and domiciled in the capital of state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, São Paulo – SP. The Counselor Antonio Carlos Valente da Silva abstained from voting on his reelection to the post of Company’s President. The reelected declared not to be involved in any crimes and / or legal impediments that impeded them from performing the activities arising from their positions for which they were reelected.

No further business matters to discuss, the meeting was concluded and the Secretary of the Company’s Board of Directors draw up this minutes, which was approved and subscribed by the attendant Board members, starting to be part of the own book. São Paulo, May 19, 2010.

Antonio Carlos Valente da Silva Chairman of the Board	José Maria Alvarez-Pallete López Represented by Antonio Carlos Valente da Silva, thought delegation of vote
Antonio Viana Baptista Fernando Abril-Martorell Hernandez Francisco Javier de Paz	Enrique Used Aznar Fernando Xavier Ferreira Guillermo José Fernández Vidal José Fernando de Almansa Moreno-
Iñaki Urdangarín Luciano Carvalho Ventura Luiz Fernando Furlan Narcís Serra Serra	Barreda Luis Javier Bastida Ibarguen Miguel Angel Gutiérrez Méndez
Fabiane Reschke
representing the Secretary of the Company’s Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 20, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director